# GRANDVIEW GOLD INC.

**Annual Meeting of Holders of**
**Common Shares of Grandview Gold Inc.**

**November 29, 2010**

**REPORT OF VOTING RESULTS**

*National Instrument 51-102 – Continuous Disclosure Obligations*
*Section 11.3*

## Matters Voted Upon

| Annual Business | | Votes For | Votes Withheld | Outcome of Vote |
|---|---|---|---|---|
| 1. | To elect directors of the Corporation for the ensuing year. | 4,364,960 | 296,500 | Carried |
| 2. | To appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration. | 7,204,417 | 158,919 | Carried |

Dated at Toronto, the 9th day of December, 2010.

**GRANDVIEW GOLD INC.**

Per ______________________
PAUL SARJEANT
President and CEO